November 2, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Arthur C. Sandel, Office of Structured Finance

Benjamin Meeks, Office of Structured Finance

Re:	Public Service Company of New Mexico

PNM Energy Transition Bond Company I, LLC

Registration Statement on

Form SF-1 (File Nos. 333-274433 and 333-274433-01)

Dear Mr. Sandel and Mr. Meeks,

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form SF-1 (the “Registration Statement”), the undersigned wishes to advise you that it, as representative of the underwriters, hereby joins with Public Service Company of New Mexico’s and PNM Energy Transition Bond Company I, LLC’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on November 6, 2023 at 10:00 a.m. Eastern time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Securities Act of 1933, the undersigned, as representative of the several underwriters, wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of the Preliminary Prospectus: October 30, 2023

(ii)	Anticipated dates of distribution: November 1, 2023 to November 7, 2023

The undersigned, as representative of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

RBC Capital Markets, LLC

By:	/s/Keith Helwig
Name: Keith Helwig
Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/Steffen Lunde
Name: Steffen Lunde
Title: Director

On behalf of each of the Underwriters